AGRO CAPITAL MANAGEMENT CORP.

3651 Lindell Road D430

Lasa Vegas, NV 10022

January 19, 2023

Via EDGAR

Ms. Lauren Hamill

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Agro Capital Management Corp.
Registration Statement on Form S-1
Submitted April 5, 2022
CIK No. 0001598323

Dear Ms. Hamill:

Please be advised that Agro Capital Management Corp. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement. The Company’s first Draft Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, was filed on October 19, 2021. No securities were sold under the above-referenced Registration Statement.

For several reasons, the Company has not been able to update its financial statements for the year ended December 31, 2021 which was one of three comments made by the SEC in its comment letter dated April 18, 2022. Accordingly, the Company respectfully requests that the SEC consent to the withdrawal of the Company’s above-referenced Registration Statement so that it can refile the Registration Statement on Form S-1 as soon as practicable.

Very truly yours,

By:	/s/ Scott Benson
Name:	Scott Benson
Title:	CEO